February 25, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
205 East 42nd Street, 14th Floor
New York, New York 10017

       Re: Brain Scientific Inc.
           Registration Statement on Form S-1
           Filed January 29, 2020

Dear Dr. Goldstein:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in
       Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.
2. Please clearly indicate here and throughout your registration statement whether you have applied to have your shares quoted on the OTCQB.
 Boris Goldstein
FirstName LastNameBoris Goldstein
Brain Scientific Inc.
Comapany NameBrain Scientific Inc.
February 25, 2020
February 25, 2020 Page 2
Page 2
FirstName LastName
Prospectus Summary, page 1

3. Please clearly state here the current stages of development of each of your products.
         Please also explain the terms "pre-gelled" and "full-montage" where first used.
4. Please explain the basis for characterizing your product as "cutting-edge."
Description of Business, page 18

5. Please expand to describe the data analysis services you provide as noted on page 30.
         Please also describe the diagnostic protocols to identify pathological risk factors involving the brain that you are currently focused on establishing, as indicated on page 1.
6. We note your statement that the NeuroCap is "to be used in conjunction with the
         NeuroEEG." Please expand to address whether the NeuroEEG product must be used with the NeuroCap product, and vice versa.
Intellectual Property, page 19

7. Please revise your discussion to disclose for each patent application the specific product(s)
         to which such patents or patent applications relate. In addition, please clearly indicate the status of each application and the expected expiration date of the patent, if granted.
8. We note your reference to assignment of invention agreements and material transfer agreements. Please describe the material terms of these agreements. Sales and Marketing, page 20

9. Please revise to indicate whether you offer financing for customers purchasing the
         NeuroEEG product. In this regard, we note the reference to guarantees in Note 5 to your financial statements on page F-11.
10. We note your disclosure that you have entered into several non-exclusive distributor agreements. Please revise to disclose the material terms of these agreements. Also file the agreements as exhibits or tell us why you do not believe they are required to be filed.
Government Regulation
U.S. Regulation, page 22

11. Please revise to update your disclosure regarding the classification of your NeuroEEG and
         NeuroCap products as your disclosure indicates you received regulatory approval in
         2018.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 29

12. You state that you have generated approximately $249,898 in revenues from inception.
         For context, please provide here the date of inception to which you refer.
 Boris Goldstein
Brain Scientific Inc.
February 25, 2020
Page 3
Executive Compensation, page 40

13. It appears from your disclosure on page 43 that you have or had a consulting arrangement with Mr. Sakharov. Please include the amount paid in the table on page 40 and a narrative description of the arrangement in the appropriate section. If the table already includes the amount paid, please revise the footnotes to the table to clarify the nature of the compensation reflected in the table.
Security Ownership of Certain Beneficial Owners and Management, page 42

14. We note that selling shareholder Thomas J. Caleca is registering 1,552,878 shares of common stock. This amount indicates that Mr. Caleca is currently the beneficial owner of more than 5 percent of your common shares. Please revise your beneficial ownership table to reflect Mr. Caleca's shares.
15. Please revise your beneficial ownership table to include a column indicating how many shares will be held by the beneficial owners following the completion of the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsey at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameBoris Goldstein
                                                             Division of
Corporation Finance
Comapany NameBrain Scientific Inc.
                                                             Office of Life
Sciences
February 25, 2020 Page 3
cc:       Arthur Marcus, Esq.
FirstName LastName